Exhibit 99.1

Cellectis Appoints Elsy Boglioli to Executive Vice President, Strategy and Corporate Development

New Addition to Senior Leadership Team Brings to Cellectis In-Depth Corporate Strategy Expertise within the Pharmaceutical and MedTech Industries

NEW YORK--(BUSINESS WIRE)--December 4, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that the Company has appointed Elsy Boglioli to the role of Executive Vice President, Strategy and Corporate Development. Ms. Boglioli’s responsibilities include directing the long-term strategy and current business priorities of Cellectis to ensure that the overall mission of the Company is fulfilled. Ms. Boglioli joins Cellectis from Boston Consulting Group (BCG), where she served as Partner and Managing Director, and leader of BCG’s biotech-focused business in Europe.

“Ms. Boglioli’s extensive experience working with leading pharmaceutical companies, along with her in-depth expertise on portfolio and innovation strategies across the board, will be particularly vital for Cellectis as we continue along the path to market for our game-changing allogeneic CAR T-cell product candidates,” said Dr. André Choulika, Cellectis CEO. “We look forward to having her on board during this pivotal time in the Company’s history so that we can bring a transformative new type of cancer care to patients in need across the globe as quickly and efficiently as possible.”

Ms. Boglioli has far-reaching expertise within the pharma and medtech industries, focusing on everything from corporate strategy and M&A to research. At BCG, she was also a member of the global biopharma leadership team and global strategy practice management team and served as regional head of the strategy practice for Europe.

“As off-the-shelf immunotherapies have such enormous potential to advance cancer treatment today, I jumped at the chance to join Cellectis, as the Company is not only developing a next-generation cure for cancer, but it’s also truly defining the future of care as we know it today,” added Ms. Boglioli. “This is all about creating products that are both cost-effective and available to patients all over the world, which will ultimately create a fundamental shift in how we approach medicine moving forward.”

Ms. Boglioli graduated from Ecole Polytechnique in Paris, France and holds a master’s degree in economy and management from Pompeu Fabra University in Barcelona, Spain.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

###

CONTACT:
For further information, please contact:
Media contacts:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
IR contact:
Cellectis
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com